Mail Stop 4561

May 30, 2006

By U.S. Mail and Facsimile (214) 855-4300

Cary M. Grossman
President and Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway
Suite 500
Houston, Texas 77024

Re: Coastal Bancshares Acquisition Corp.
Proxy Statement on Schedule 14A
Filed May 3, 2006
File No. 0-51155

Dear Mr. Grossman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that the proxy statement and form of proxy are clearly identified as being in preliminary form.

2.   Please disclose all material non-public information shared by the two entities during due diligence. This would include any forecasts or projections such as those mentioned in the

third bullet point on page 44 under "Opinion of Financial Advisor to Coastal" and referenced in the letter from SAMCO.

3.   Please revise to update the financial information under Rule 3-12 of Regulation S-X.

Summary Term Sheet

4.   Please revise the summary to conform to the description of a summary term sheet in Item 1001 of Regulation M-A.

Summary, page 4

5.   Please move the summary so as to precede the Q&A. We note Instruction 2 to Item 1001 of Regulation M-A.

The Companies, page 6

6.   You state that Intercontinental believes itself to be one of only a few community banks with authority to originate loans in Mexico. This statement seems to imply that there are perhaps a number of other, non-community banks with this authority. If this is true, please revise to clarify this here and throughout the document.

The Business Rationale for Acquiring Intercontinental, page 8

7.   Is the bank's authorization to do business in Mexico truly unique? If not, please avoid describing it as such.

Questions and Answers

8.   Please restrict the Q&A section to matters not covered in the Summary.

Conversion Rights, page 11

9.   It is not clear from these instructions or from the Form of Proxy how the shareholder is supposed to make a demand to have his or her shares converted to cash. Please revise as necessary.

Stock Ownership, page 12

10.   Please clarify here and in the letter to shareholders how many of the 1 million shares (15.3%) held by insiders were acquired prior to the company's IPO and how many were acquired in or subsequent to that offering. State clearly the percentage of stock committed to be voted as the majority of IPO shares vote.

Interests of Officers and Directors of Intercontinental Bank in the Merger, page 13

11.   Please revise under "Employment Agreements" to disclose in what capacity Mr. Byers currently serves.

Conditions to Coastal's Obligation

12.   Please revise the antepenultimate bullet point to identify the "certain key employee."

13.   Please revise the penultimate bullet point to describe the nature of the legal opinion.

14.   Revise the final bullet point to clarify what types of third-party consents to the merger will be necessary.

Material United States Federal Income Tax Consequences of the Merger, page 17

15.   The non-taxability of the merger transaction is material to investors and requires an opinion from tax counsel. Please include such an opinion and reference the opinion here. Do the same on page 50.

Proforma Consolidated Statement of Condition, page 22

16.   Please revise to provide footnote detail in a self balancing format to support the adjustments shown throughout your pro forma financial information. Provide a level of detail that enables the reader to easily recalculate the adjustments, including all material assumptions, and trace them into the pro form financial statements.

Risk Factors, page 31

Coastal Directors and executive officers have interests in the merger…, page 34

17.   The subheading appears to be too limiting to cover all three bullet points included in this risk factor. Please revise.

18.   Also revise the heading and disclosure to clarify that these interests are financial.

Forward-looking Statements, page 36

19.   Please note that the Private Securities Litigation Reform Act of 1995 does not apply to Intercontinental, which is not currently a reporting company. Refer to section 27A(a). Please revise accordingly.

Background of the Merger, page 41

20.   In the third paragraph, please disclose why SAMCO contacted Coastal in November.

21.   Did SAMCO discuss any other potential transactions?

22.   Clarify the relationship between Intercontinental and The Bank Advisory Group and why the company submitted its proposal for the acquisition to that entity.

Opinion of Financial Advisor to Coastal, page 44

23.   Substantially enhance the disclosure to include a tabular presentation of each material analysis performed. For example, the table and supporting narrative on page 19, the discounted cash flow discussion on page 20 and Table 10 of SAMCO's valuation report should appear in the document. Clearly show in tabular format how the proposed pricing compares with the data presented to the board and summarized here.

24.   Disclose how the discount rates of 14 and 16 percent and the 3 percent growth rates were chosen for the income approach.

25.   Additionally, each analysis summary should state clearly the conclusions reached by the advisors regarding the information presented.

26.   Further, clarify whether there were any specific factors that did not support the fairness opinion. If no such factors existed, say this in the proxy statement.

27.   We note the disclaimer regarding reliance on the SAMCO's opinion. Please clarify the position of the board with respect to the opinion, specifically whether the board relied on the opinion in making its decision regarding the merger.

28.   Please revise to clarify what is meant by "certain adjustments to the financial statements of Intercontinental and the Bank."

29.   You state on page 46 that SAMCO "*relied primarily* on three approaches to valuation." Yet the following paragraph states that "little or no weight is given to the Asset-based approach of evaluation." And on page 47 you state that SAMCO determined that the capitalization of dividends method was of "limited usefulness." Finally under "Conclusion" you state that SAMCO "chose to focus their analysis on the normalized earnings…" and "chose not to rely on the results of the discounted cash flow analysis…" Please revise this section to clarify exactly what methods of analysis were used and the extent to which they were relied upon by SAMCO in preparing its valuation. Investors should be able to follow the discussion and understand how SAMCO obtained the figure of $31.15 per share.

Cary M. Grossman
Chairman of the Board and Chief Executive Officer
May 30, 2006
Page 5

30.   Disclose any association between the parties and their respective financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

Recommendation of the Coastal Board of Directors, page 51

31.   Please complete this section. Include substantive reasons for the recommendation.

The Merger Agreement, page 52

32.   Please include the stock symbol in the third subsection on page 52 or delete the reference to it in the subheading.

Employment Agreements, page 59

33.   Please disclose Mr. Byers' base salary or provide an approximation.

Information About Intercontinental, page 67

34.   Please disclose any intention the bank has to continue to make loans in Cameroon.

35.   Please revise to include the disclosures required by Item I.C of Industry Guide 3.

The Tri-Party Backed Loan Program, page 68

36.   Considering the materiality of this program to Intercontinental's financial results, please substantially revise to disclose the following information:

- Clearly describe the proprietary financial structure of this program;

- Specifically disclose what tax benefits the program provides to you and your customers;

- Explain who the Tri-parties consist of; and,

- Expand your discussion of how this program works and the impact it has on your financial results.

U.S. Government Insured Loans Through the Export-Import Bank, page 69

37.   Please outline briefly how the Export-Import guarantees program works.

Strategy, page 75

38.   To the extent possible, please disclose the expected costs of your plans, for example the cost of acquiring new branches.

Selected Historical Intercontinental Bank Shares Corporation Consolidated Financial Information, Page 78

39.   Please provide footnote disclosure describing how you have calculated tangible book value per share.

Results of Operations

Net Interest Income, page 83

40.   Please revise the table on page 84 to segregate the information between domestic and foreign activities for each significant category of assets and liabilities disclosed, and disclose the percentage of total assets and total liabilities attributable to foreign activities. Refer to the instruction 5 of Item I.C of Industry Guide 3.

Provision for Possible Loan Losses, page 85

41.   Please revise to disclose the specific factors considered when recording your provision for loan losses, and discuss how changes in the factors considered impacted the amount of provision recorded.

Salaries and Wages – page 87

42.   Please revise to clarify if you reclassified fees paid to loan and deposit referral sources for prior periods.

Loans, page 89

43.   Here or in a more appropriate place, please discuss the specific characteristics of each loan type in the bank's portfolio, the risks attaching to each type of loan and the risk relative to other types of lending, and the steps you take to reduce these risks, including, for example, your underwriting criteria and limits on lending to one borrower.

Financial Condition, page 89

44.   Please revise to include the disclosures required by Item III.C.3 for your foreign loans.

Allowance for Loan Losses and Non-Performing Loans, page 91

45.   Please revise to include the information required by item IV.B of Industry Guide 3.

Dividends, page 104

46.   On page 118 you state that the board does not expect to declare any dividends in the
       foreseeable future. If true, please include that statement here; otherwise, delete from the
       latter section.

Financial Statements

Coastal Bancshares Acquisition Corporation

Balance Sheets, page F-3

47.   Please tell us how you considered EITF 00-19 and EITF Topic D-98 in determining that
       the contingently convertible shares should be classified as mezzanine equity.

Statements of Cash Flows, page F-6

48.   Please revise to disclose how you considered paragraph 8 of SFAS 102 in recording your
       cash flows from the purchase of treasury bill in trust account as a financing activity.

Intercontinental Bank Shares Corporation and Subsidiaries

Consolidated Statements of Cash Flows, page F-16

49.   Please revise to disclose how you considered paragraph 18 of SFAS 95 in recording your
       cash flows from the sale or purchase of deposits as an investing activity.

1. Organization and Summary of Significant Accounting Policies, page F-17

Loans, page F-19

50.   Please provide the SAB 99 analysis you prepared to determine that the effect of not
       applying the guidance in SFAS 91 to record your loan fees and costs was not material for
       all periods presented.

Recently Issued Accounting Standards, page F-21

51.   Please revise to disclose the anticipated effect on your financial statements as a result of
       the adoption of SFAS 123(R) as of January 1, 2006.

18. Stock Option Plan, page F-33

52.   Please revise to disclose how you determined that the option exercise price for shares granted was equal to or exceeded the fair value of your stock considering that you were not a publicly traded company at the time of the grants.

22. Subsequent Events, page F-37

53.   This footnote contains information as of April 5, 2006, however the opinion provided by your auditors is dated February 24, 2006. Please revise to label this footnote as unaudited if applicable or have your auditors provide an opinion with a revised date.

Form of Legality Opinion

54.   Please revise the opinion to clearly identify "The Company," "The Delaware Company," and "The Bank."

55.   Please revise the opinion to delete the qualification in paragraph 9 regarding 12 USC §55, or tell us why the qualification is necessary and how such qualified opinion meets the requirements of Regulation S-B.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3448 with any other questions.

    Sincerely,

    Jessica Livingston
    Senior Attorney

cc: (by fax)
       Monica Knake, Esq.
       Jenkens & Gilchrist